FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: IM Cannabis Corp. (the "Issuer" or "IMC").

Trading Symbol: IMCC

Number of Outstanding Listed Securities as of 31/05/2021:

57,067,651 Common Shares, 7,374,363 Warrants

Date: June 7, 2021

Report on Business

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

  On May 4, 2021 the Issuer announced the commencement of an overnight marketed offering (the "Offering") of the Issuer's common shares (each an "Offered Share") and common share purchase warrants (each a "2021 Warrant") on a best-efforts agency basis. The 2021 Warrants would be issued to purchasers of Offered Shares for no additional consideration and would entitle the holder to purchase common shares of the Issuer at a price and for a term to be determined in the context of marketing for the Offering. The Offering would be conducted pursuant to the Issuer's effective shelf registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission (the "SEC") and the corresponding Canadian base shelf prospectus filed with the securities regulatory authority in each of the provinces and territories of Canada.

  On May 5, 2021, the Issuer announced the terms of the Offering and the filing of a final prospectus supplement with Canadian regulatory authorities and the SEC. The securities offered under the Offering would be issued and sold in the United States and in the Canadian provinces of British Columbia, Ontario and Alberta in accordance with applicable securities laws. The Issuer indicated its intention to use the net proceeds of the Offering for: (i) supporting growth initiatives in core markets of Israel, Germany and Canada; (ii) additional strategic mergers and acquisitions opportunities; and (iii) general working capital purposes. The Offering would contemplate the sale and issuance of up to 6,086,956 Offered Shares at a price of US$5.75 per Offered Share for aggregate gross proceeds of up to approximately US$35 million. The Issuer would also issue up to 3,043,478 2021 Warrants to purchasers of Offered Shares, for no additional consideration, with each 2021 Warrant entitling the holder to purchase one common share of the Issuer at an exercise price of US$7.20 for a term of 5 years from the closing date of the Offering (the "Closing Date"). Pursuant to the terms of the Offering, the Agent (as defined below) was granted an over-allotment option to purchase up to an additional 913,044 Offered Shares and 456,522 2021 Warrants on the same terms and conditions for a period of 30 days following the Closing Date.

  On May 7, 2021, the Issuer closed the Offering. A total of 6,086,956 Offered Shares at a price of US$5.75 per Offered Share were sold and issued for aggregate gross proceeds of US$34,999,997.00. The Issuer also issued 3,043,478 2021 Warrants to purchasers of Offered Shares, for no additional consideration, that each entitle the holder to purchase one common share of the Issuer at an exercise price of US$7.20 for a term of 5 years from the Closing Date.

  On May 17, 2021, the Issuer filed its interim financial statements and MD&A for the three months ended March 31, 2021, and announced its unaudited financial results for Q1 2021.

  On May 30, 2021, the Issuer completed the first closing of its previously announced transaction with Panaxia Pharmaceutical Industries Israel Ltd. and Panaxia Logistics Ltd., part of the Panaxia Labs Israel, Ltd. group of companies ("Panaxia") involving the Issuer's acquisition of Panaxia's trading house and in-house pharmacy activities (the "Panaxia Transaction"). As part of the first closing, all online-related activities and related intellectual property were transferred to the Issuer.

2. Provide a general overview and discussion of the activities of management.

Management of the Issuer ("Management") is focused on continuing the Issuer's growth in all three markets in which it currently operates: Israel, Germany and Canada. Management is focused on increasing the Issuer's presence in Canada by executing its merger & acquisition strategy and seeking to acquire additional licensed cannabis producers, including its proposed acquisition of MYM Nutraceuticals Inc., with the objective of becoming a dominant supplier in the premium and super premium segment of the Canadian recreational cannabis market. Management is also focused on identifying new strategic investments and growth opportunities in Israel and Europe, including, but not limited to, securing additional supply and distribution agreements in Germany and the rest of Europe, and additional sales and supply agreements in Israel through Focus Medical Herbs Ltd. ("Focus Medical").

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

Pursuant to the first closing of the Panaxia Transaction, the Issuer now operates: (1) an online pharmacy business under the name "Panaxia to the Home" offering home-delivery of medical cannabis products in Israel; and (2) a customer service centre

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

Not Applicable.

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

On May 5, 2021, in connection with the Offering, the Issuer entered into an agency agreement (the "Agency Agreement") with Roth Canada, ULC (the "Agent") appointing the Agent as the Issuer's sole and exclusive agent, and to effect the sale of the securities offered under the Offering (the "Offered Securities") on a best efforts basis. Among other contractual and business arrangements set forth in the Agency Agreement, the Issuer granted the Agent a 30-day over-allotment option, commencing on the Closing Date, to purchase such number of additional Offered Securities as is equal to 15% of the number of Offered Securities issued under the Offering, solely to cover over-allotments, if any, and for market stabilization purposes, as applicable. The Agent is not a Related Person of the Issuer.

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

Not Applicable.

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

On May 30, 2021, the Issuer completed the first closing of the Panaxia Transaction that transferred all online-related activities and related intellectual property of Panaxia to the Issuer, including, but not limited to, the online sales platform for medical cannabis products operating under the name "Panaxia to the Home", call centre operations, a CRM platform and the lease of a large storage facility to support the operations of "Panaxia to the Home". Pursuant to the first closing of the Panaxia Transaction, the Issuer paid approximately $2,162,162 as cash consideration for the above-mentioned assets. Following such closing and subject to the fulfilment of a post-closing obligation pursuant to the terms of the Panaxia Transaction, an additional $772,200 will be paid in cash to Panaxia. Panaxia is not a related party to the Issuer.

8. Describe the acquisition of new customers or loss of customers.

Not Applicable.

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

  On May 21, 2021, the European Union Intellectual Property Office approved the registration of the Issuer's "IMC" logo as a trademark, valid until November 11, 2030.

  On May 30, 2021, as part of the first closing of the Panaxia Transaction, the Issuer received exclusive rights to use certain intellectual property of Panaxia on the terms set forth under the Panaxia Transaction, including the right to use the "Panaxia to the Home" (in Hebrew: Panaxia Ad Habait) name and the active customer website running on the URL address https://stock.panaxia.store/stock/.

  As part of the Issuer's acquisition of Trichome Financial Corp. ("Trichome") and its wholly-owned subsidiary Trichome JWC Acquisition Corp. ("TJAC"), which closed on March 18, 2021 (the "Trichome Acquisition"), the Issuer engaged external valuators to complete a preliminary Purchase Price Allocation ("PPA") report as part of the financial reporting requirements for the quarter-ended March 31, 2021. The preliminary PPA report was completed by the external valuators during the month. For more information, please see the Issuer's financial statements for the quarter-ended March 31, 2021 posted on SEDAR.

The PPA is a requirement for accounting purposes under IFRS 3 - Business Combinations. Through completing the PPA, a portion of the purchase consideration in the Trichome Acquisition was assigned to identified intangible assets which include cultivation licenses as well as customer relationships. The PPA report is preliminary in nature and is unaudited, meaning there could be material changes to the values assigned to the identified intangible assets acquired by the Issuer and there could be changes in the actual intangible assets identified in the Trichome Acquisition.

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

Not Applicable.

11. Report on any labour disputes and resolutions of those disputes if applicable.

Not Applicable.

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

Not Applicable.

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

On May 17, 2021, TJAC entered into a revolving credit facility (the "Facility") with a private Canadian creditor for a total commitment of up to $5 million. The Facility matures in 12 months and bears interest at the higher of (i) 9.75% per annum; and (ii) the Toronto Dominion Bank Prime Rate, as set by the Toronto-Dominion Bank, plus 7.30% per annum. The Facility was guaranteed by Trichome. The term of the Facility may be extended for up to two additional periods of 180 days each upon mutual agreement.

14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Common Shares	6,086,956	Pursuant to the Offering. Please refer to Section 1 above for more information.	US$34,999,997.00 to be used as stated under Section 1 above.
	1,300	Exercise of 5,200 warrants	$6,760.00 to be used for working capital.
	4,018	Exercise of stock options	$6,428.80 to be used for working capital.
Common Share purchase warrants	3,043,478	Pursuant to the Offering. Please refer to Section 1 above for more information.	Not Applicable.
Agent Warrants	182,609

Pursuant to the Offering as compensation for agent services. Each Agent Warrant is exercisable for one common share at an exercise price of US$6.61 at any time following November 5, 2021 until November 5, 2024.

			Not Applicable.
Incentive Stock Options	1,471,465	Each incentive stock option granted on May 19, 2021 is exercisable for one common share at an exercise price of $5.87 for a period of five years from the grant date.	Not Applicable.
Restricted Share Units	550,000

Each restricted share unit granted on May 19, 2021 is exercisable for one common share, according to the vesting schedule, under which 33.3% will vest on July 23, 2021 and the remaining 66.7% will vest on a quarterly basis over 8 quarters as of July 23, 2021.

			Not Applicable

(1) State aggregate proceeds and intended allocation of proceeds.

15. Provide details of any loans to or by Related Persons.

Not Applicable.

16. Provide details of any changes in directors, officers or committee members.

Not Applicable.

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

The current global uncertainty with respect to the spread of COVID-19, the rapidly evolving nature of the pandemic and local and international developments related thereto and its effect on the broader global economy and capital markets may impact the Issuer's business in the coming months.

The Issuer has taken proactive measures to protect the health and safety of its employees in order to continue delivering high quality medical cannabis products to its patients and to maintain its financial health. The Issuer has postponed planned investments in certain jurisdictions until global economic risks subside, but it continues to focus on its acquisition strategy in North America and Europe. The Issuer also continues to develop the IMC brand by increasing physician awareness and engagement to drive sales of IMC-branded medical cannabis products in Germany and by seeking new supply and sales agreements in Israel.

While the precise impact of the COVID-19 outbreak on the Issuer remains unknown, the rapid spread of COVID-19 and declaration of the outbreak as a global pandemic have resulted in travel advisories and restrictions, certain restrictions on business operations, social distancing precautions and restrictions on group gatherings which could have negative impact on businesses around the world, including the cannabis markets in which the Issuer and its subsidiaries and related companies operate. Such implications may also affect Trichome's debtors, including their respective abilities to repay their obligations. The spread of COVID-19 may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets. These disruptions could cause interruptions in supplies and other services from third parties upon which the Issuer relies; decrease demand for products; and cause staff shortages, reduced customer traffic, and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Issuer, its subsidiaries and Focus Medical.

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: June 7, 2021

Oren Shuster
Name of Director or Senior Officer

"Oren Shuster"
Signature

Chief Executive Officer
Official Capacity

Issuer Details Name of Issuer IM Cannabis Corp.	For Month End May 2021	Date of Report YY/MM/D 2021/06/07
Issuer Address 550 Burrard Street, Suite 2300, Bentall 5
City/Province/Postal Code Vancouver, BC V6C 2B5	Issuer Fax No. ( )	Issuer Telephone No. +972 546687515
Contact Name Yael Harrosh	Contact Position General Counsel and Business Manager	Contact Telephone No. +972 546687515
Contact Email Address yael.h@imcannabis.com	Web Site Address http://www.imcannabis.com/